AB

[redacted]

09041034

U.S. SECURITIES AND EXCHANG.
WASHINGTON, D.C. 20549

ANNUAL AUDITED FORM X-17A-5 PART III

FACING PAGE
Information Required of Brokers and
Pursuant to Section 17 of the Securities
Act of 1934 and Rule 17a-5 Thereunder

SEC FILE NO.
8-32482

REPORT FOR THE PERIOD BEGINNING 01/01/2008 **AND** 12/31/2008
MM/DD/YYYY **MM/DD/YYYY**

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

Credit Suisse Asset Management Securities, Inc.

Official Use Only
FIRM ID NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)
11 Madison Avenue
(No. and Street)

New York	New York	10010-3629
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas Gordon (212) 325-7226
(Area Code— Telephone No.)

B. ACCOUNTANT

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained
(Name— if individual, state last, first, middle name)
KPMG LLP

345 PARK AVENUE	New York	10154
(City)	(State)	(Zip Code)

CHECK

[X] Certified Public Accountant

[ ] Public Accountant

[ ] Accountant not resident in United States or any of its possessions.

SECURITIES AND EXCHANGE COMMISSION
RECEIVED
MAR 02 2009
BRANCH OF REGISTRATIONS AND EXAMINATIONS
02

For Official Use Only

** Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

I, Thomas Gordon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statements and supporting schedules pertaining to the firm of Credit Suisse Asset Management Securities, Inc, as of December 31, 2008, are true and accurate. I further swear (or affirm) that neither the Company nor any partner, proprietor, principal officer nor director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Notary Public

KAREN A. REGAN
Notary Public, State of New York
No. 01RE6000715
Qualified in New York County
Commission Expires Dec. 22, 2009

Title

- [X] (A) Notary/facing page
- [X] (B) Consolidated Statement of Financial Condition
- [X] (C) Consolidated Statement of Income
- [X] (D) Consolidated Statement of Cash Flows
- [X] (E) Consolidated Statement of Changes in Stockholder's Equity
- [ ] (F) Consolidated Statement of Changes in Borrowings Subordinated to Claims of General Creditors
- [X] (G) Computation of Net Capital Pursuant to Rule 15c3-1
- [X] (H) Exemption of Reserve Requirement Pursuant to Rule 15c3-3
- [ ] (I) Information Relating to the Possession or Control Requirements Under Rule 15c3-3
- [ ] (J) A Reconciliation, including appropriate explanations, of the computation of Net Capital Under Rule 15c3-1, and the Computation for Determination of the Reserve Requirements Under Exhibit A Rule 15c3-3 (not applicable)
- [ ] (K) A Reconciliation between the Audited and Unaudited Statements of Consolidated Financial Condition with respect to methods of Consolidation (see notes to the Consolidated Financial Statements)
- [X] (L) An Oath or Affirmation
- [ ] (M) A Copy of the SIPC Supplemental Report (not applicable)
- [ ] (N) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit (Supplemental Report on Internal Control)
- [X] (O) Independent auditors' report on internal accounting control
- [ ] (P) Schedule of Segregation Requirements and Funds in Segregation – Customers' Regulated Commodity Futures and Options accounts
- [ ] (Q) Schedule of Secured Amounts and Funds Held in Separate Accounts for Foreign Futures and Foreign Options Customers Pursuant to the Commodity Exchange Act

KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

We have audited the accompanying statement of financial condition of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.) as of December 31, 2008, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Credit Suisse Asset Management Securities, Inc. as of December 31, 2008, and the results of its operations, the changes in stockholder's equity and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in schedules 1 and 2 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

KPMG LLP

February 26, 2009

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2008

Assets		
Cash and cash equivalents	$	16,023,727
Due from other Credit Suisse related entities		1,968,008
Fees receivable		485,218
Deferred tax assets		103,797
Prepaid expenses and other assets		100,836
Total assets	$	18,681,586
Liabilities and Stockholder's Equity		
Accounts payable and accrued expenses	$	634,279
Due to other Credit Suisse related entities		8,712,796
Total liabilities		9,347,075
Common stock, $1 par value. Authorized 100 shares; issued and outstanding 10 shares		10
Additional paid-in capital		485,990
Retained earnings		8,848,511
Total stockholder's equity		9,334,511
Total liabilities and stockholder's equity	$	18,681,586

See accompanying notes to financial statements.